

Mail Stop 4561

August 10, 2007

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

> **Re:** **Macatawa Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June**
> **30, 2007**
> **File No. 0-25927**

Dear Mr. Swets:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *

10-K for the Period Ended December 31, 2006

Notes to Consolidated Financial Statements, F-10

Note 4 – Loans, F-20

1.   You recorded a loss provision of $4.7 million within the 2006 financial results of
        the Company for certain loans. For these loans, please tell us the following:
        • please provide us a time line describing the facts and circumstances
          concerning the loan impairment, including, but not limited to, when the loan
          was determined to be impaired as defined by paragraph 8 of SFAS No. 114,
          and when the collateral was determined to not be sufficient to cover the
          outstanding principal on these loans; and
        • tell us how you, and your auditors, considered Item 308(a)(3) concerning
          material weaknesses in light of the misrepresentations to the Bank by the
          borrower.

Note 17 – Hedging Activities, F-32

2.   To help us better understand your accounting and evaluate your disclosures,
        provide us with a comprehensive analysis for each relationship which includes a
        derivative instrument classified as a cash flow hedge. Tell us the following for
        each derivative hedging relationship:
        • how you design effectiveness testing;
        • how you measure ineffectiveness; and
        • how you meet the criteria of paragraph 68 of SFAS 133 for each hedging
          relationship for which you use the short cut method.

10-Q for the Quarter Ended June 30, 2007

Item 2. Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 21

Financial Condition, page 25

3.   You classified $10 million related to two large commercial borrowers and a $4.7
        million renegotiated loan as non-performing assets at June 30, 2007. Please tell
        us if any, or all, of these loans were included in the specific allowance for
        impaired loans of $2.6 million at June 30, 2007. If these loans were not included
        in the specific allowance for impaired loans at June 30, 2007, please tell us how
        you applied the measurement methods described in paragraphs 13-16 of SFAS
        114.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant